UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended September 30, 2002

Ritchie Bros. Auctioneers Incorporated

6500 River Road

Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

[indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F                  Form 40-F  X

[indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                  No  X

PART 1.  FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

      The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2001, a copy of which has been filed with the Securities and Exchange Commission. Except as disclosed in note 3, these policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Income

(Expressed in thousands of United States Dollars except per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Auction revenues	$20,991	$16,851	$89,172	$77,321
Direct expenses	3,105	2,433	13,110	12,185

	17,886	14,418	76,062	65,136
Expenses:
Depreciation and amortization	2,396	2,376	6,517	6,648
General and administrative	14,564	13,887	46,327	42,783

	16,960	16,263	52,844	49,431

Income (loss) from operations	926	(1,845)	23,218	15,705
Other income (expenses):
Interest expense	(926)	(1,061)	(2,809)	(3,093)
Other	441	345	1,833	957

	(485)	(716)	(976)	(2,136)

Income (loss) before income taxes	441	(2,561)	22,242	13,569
Income taxes:
Current (recovery)	(1,030)	(1,779)	3,731	2,523
Withholding taxes on intercompany dividend	—	—	—	2,000
Future	360	173	1,262	588

	(670)	(1,606)	4,993	5,111

Net income (loss)	$1,111	$(955)	$17,249	$8,458

Net income (loss) per share (in accordance with Canadian and United States GAAP):
Basic	$0.07	$(0.06)	$1.03	$0.50

Diluted	$0.07	$(0.06)	$1.02	$0.50

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States Dollars)

	September 30	December 31
	2002	2001

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$111,672	$49,533
Accounts receivable	23,779	12,375
Inventory	12,154	2,940
Advances against auction contracts	5,345	87
Prepaid expenses and deposits	2,157	1,327
Income taxes recoverable	4,806	1,410
Capital assets available for sale	—	3,269

	159,913	70,941
Capital assets (note 4)	189,444	167,650
Funds committed for debt payment (note 6)	11,607	7,893
Goodwill (notes 3 and 5)	34,287	28,466
Future income tax asset	—	593

	$395,251	$275,543

Liabilities and Equity
Current liabilities:
Auction proceeds payable	$109,998	$11,807
Accounts payable and accrued liabilities	20,162	23,274
Short-term debt	4,100	5,314
Current bank term loans (note 6)	8,744	7,998

	143,004	48,393
Bank term loans (note 6)	63,159	61,217
Other liabilities (note 5)	2,436	—
Future income tax liability	670	—

	209,269	109,610
Shareholders’ equity
Share capital (note 7)	69,499	69,134
Additional paid-in capital	4,332	4,332
Retained earnings	118,560	101,311
Foreign currency translation adjustment	(6,409)	(8,844)

	185,982	165,933

	$395,251	$275,543

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statement of Shareholders’ Equity

(Expressed in thousands of United States Dollars)
(unaudited)

				Foreign
		Additional		Currency	Total
	Share	Paid-in	Retained	Translation	Shareholders’
	Capital	Capital	Earnings	Adjustment	Equity

Balance, December 31, 2000	$69,132	$4,332	$81,257	$(5,957)	$148,764
Net income	—	—	3,062	—	3,062
Foreign currency translation adjustment	—	—	—	(2,752)	(2,752)

Balance, March 31, 2001	69,132	4,332	84,319	(8,709)	149,074
Net proceeds on stock options exercised	1	—	—	—	1
Net income	—	—	6,351	—	6,351
Foreign currency translation adjustment	—	—	—	760	760

Balance, June 30, 2001	69,133	4,332	90,670	(7,949)	156,186
Net proceeds on stock options exercised	1	—	—	—	1
Net loss	—	—	(955)	—	(955)
Foreign currency translation adjustment	—	—	—	(621)	(621)

Balance, September 30, 2001	69,134	4,332	89,715	(8,570)	154,611
Net income	—	—	11,596	—	11,596
Foreign currency translation adjustment	—	—	—	(274)	(274)

Balance, December 31, 2001	69,134	4,332	101,311	(8,844)	165,933
Net proceeds on stock options exercised	1	—	—	—	1
Net income	—	—	5,363	—	5,363
Foreign currency translation adjustment	—	—	—	(192)	(192)

Balance, March 31, 2002	69,135	4,332	106,674	(9,036)	171,105
Net proceeds on stock options exercised	319	—	—	—	319
Net income	—	—	10,775	—	10,775
Foreign currency translation adjustment	—	—	—	4,788	4,788

Balance, June 30, 2002	69,454	4,332	117,449	(4,248)	186,987
Net proceeds on stock options exercised	45	—	—	—	45
Net income	—	—	1,111	—	1,111
Foreign currency translation adjustment	—	—	—	(2,161)	(2,161)

Balance, September 30, 2002	$69,499	$4,332	$118,560	$(6,409)	$185,982

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States Dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Cash provided by (used in)
Operations:
Net income (loss)	$1,111	$(955)	$17,249	$8,458
Items not involving the use of cash
Depreciation	2,396	1,963	6,517	5,411
Amortization of goodwill	—	413	—	1,237
Future income taxes	361	117	1,263	594
Net gain on disposition of capital assets	—	—	(918)	—
Changes in non-cash working capital:
Accounts receivable	19,792	10,340	(11,404)	(24,380)
Inventory	(7,544)	(25,146)	(9,214)	(17,676)
Advances against auction contracts	(5,120)	(1,595)	(5,258)	(1,630)
Prepaid expenses and deposits	1,753	217	(830)	(486)
Auction proceeds payable	(28,002)	(44,485)	98,191	58,552
Accounts payable and accrued liabilities	(7,585)	(3,777)	(3,899)	(11,849)
Income taxes recoverable	(3,707)	(2,887)	(3,396)	(4,220)
Other	(341)	(228)	520	(238)

	(26,886)	(66,023)	88,821	13,773

Financing:
Issuance of share capital	45	1	365	2
Issuance of bank term loans	—	(136)	5,000	8,166
Repayment of bank term loans	(92)	(25)	(2,790)	(2,690)
Other liabilities	3,223	—	3,223	—
Short-term debt	(2,785)	1,397	(1,214)	1,839
Funds committed for debt repayment	—	—	(3,714)	(3,714)

	391	1,237	870	3,603

Investments:
Acquisition of business	(8,630)	—	(8,630)	—
Capital asset additions	(3,902)	(9,385)	(22,887)	(25,201)
Proceeds on disposition of capital assets	279	406	3,965	1,368

	(12,253)	(8,979)	(27,552)	(23,833)

Increase in cash and cash equivalents	(38,748)	(73,765)	62,139	(6,457)
Cash and cash equivalents, beginning of period	150,420	130,743	49,533	63,435

Cash and cash equivalents, end of period	$111,672	$56,978	$111,672	$56,978

Supplemental disclosure of cash flow information
Interest paid	$2,190	$1,446	$3,930	$4,175
Income taxes paid	$2,676	$1,183	$7,126	$8,737

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2002
(Information as at September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001 is unaudited)

1.   Significant accounting policies:

(a) Basis of presentation:

      These unaudited consolidated financial statements present the financial position, results of operations and changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”).

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and, except as disclosed in note 3, are based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. There are no material differences to these interim consolidated financial statements between generally accepted accounting principles (“GAAP”) in Canada and in the United States. These interim consolidated financial statements should be read in conjunction with the December 31, 2001 audited consolidated financial statements.

(b) Goodwill:

      Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

(c) Stock-based compensation:

      The Company has a stock option plan. Option grants issued under this plan are accounted for using the intrinsic value method. Any consideration paid by employees on exercise of stock options is credited to share capital. Additionally, the Company provides financial statement note disclosure of the pro forma effect of accounting for stock option grants using the fair value accounting method.

(d) Comparative figures:

      Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

2.   Seasonality of operations:

      The Company’s operations are both seasonal and event driven. Mid-December through mid-February and July through August are traditionally less active periods. Gross auction sales and therefore auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters.

      In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2002
(Information as at September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001 is unaudited)

3.   Changes in accounting policies:

(a) Goodwill:

      Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) new handbook section 3062 regarding goodwill. Under section 3062, goodwill is not amortized but is tested for impairment at least annually. Section 3062 requires the assignment of all assets, including goodwill, and liabilities to reporting units and assessments for impairment to be made at the reporting unit level. The Company currently considers itself to have a single reporting unit. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against income.

      As of January 1, 2002, the Company had goodwill in the amount of $28,466,000 which is no longer being amortized. This change in accounting policy resulted in a reduction of amortization expense related to goodwill of $1,237,500 ($755,000 net of taxes) for the nine months ended September 30, 2002 from that which would have been reported under the Company’s previous accounting policy.

      In accordance with the requirements of section 3062, this change in accounting policy has not been applied retroactively and the amounts presented for prior periods have not been restated to reflect this change. Had the Company adopted this change in accounting policy retroactively, the effect on the prior year would have been as indicated below.

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Net income as reported	$1,111	$(955)	$17,249	$8,458
Goodwill amortized in period, net of taxes	—	251	—	755

Adjusted net income	$1,111	$(704)	$17,249	$9,213

Net income per share as reported:
Basic	$0.07	$(0.06)	$1.03	$0.50
Diluted	$0.07	$(0.06)	$1.02	$0.50
Adjusted net income per share:
Basic	$0.07	$(0.04)	$1.03	$0.55
Diluted	$0.07	$(0.04)	$1.02	$0.55

(b) Stock-based compensation:

      Effective January 1, 2002, the Company adopted the CICA new handbook section 3870 regarding stock-based compensation and other stock-based payments. The new standard is applied prospectively to all stock-based compensation issued on or after January 1, 2002. The Company uses the intrinsic value method to account for stock-based employee compensation awards; however, under section 3870, the Company is required to disclose the pro forma effect of accounting for these awards under the fair value method. (see note 7(d))

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2002
(Information as at September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001 is unaudited)

4.   Capital assets:

      Capital assets at September 30, 2002 are as follows:

		Accumulated	Net book
	Cost	depreciation	value

Buildings	$86,149	$9,234	$76,915
Land and improvements	81,909	2,333	79,576
Land and buildings under development	15,865	—	15,865
Automotive equipment	9,370	3,571	5,799
Yard equipment	5,936	2,711	3,225
Computer software	5,307	2,169	3,138
Office equipment	4,742	2,337	2,405
Computer equipment	3,026	1,283	1,743
Leasehold improvements	1,160	382	778

	$213,464	$24,020	$189,444

      Capital assets at December 31, 2001 are as follows:

		Accumulated	Net book
	Cost	depreciation	value

Buildings	$70,731	$7,154	$63,577
Land and improvements	66,551	2,040	64,511
Land and buildings under development	25,607	—	25,607
Automotive equipment	8,366	3,095	5,271
Yard equipment	4,803	2,293	2,510
Computer software	3,182	1,334	1,848
Office equipment	4,135	1,970	2,165
Computer equipment	3,325	1,845	1,480
Leasehold improvements	1,008	327	681

	$187,708	$20,058	$167,650

5.   Acquisition:

      On August 1, 2002, the Company acquired certain assets of All Peace Auctions (2001) Ltd., an industrial and agricultural equipment auctioneer, and All Peace Auctions Ltd., the owner of the property on which the majority of auction business was conducted (collectively, “All Peace”). All Peace was based in Grand Prairie, Alberta, Canada.

      The aggregate purchase price was $9,109,000 plus costs of approximately $78,000. The purchase price was settled through the payment of $5,407,000 of cash and future annual installments totaling $3,780,000 with a present value of $3,223,000. To reflect the fact that the future payments are due over time, $557,000 has been recorded as a discount to the long-term liability and is being amortized to interest expense over the four-year term of repayment. The future installments are unsecured and non-interest bearing. The total purchase price including expenses net of discount was $8,630,000.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2002
(Information as at September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001 is unaudited)

5.   Acquisition — (Continued)

      The following table summarizes the estimated fair value of the assets acquired at the date of acquisition.

Capital assets	$2,809
Goodwill	5,821

Net assets acquired	$8,630

Cash paid to date	5,407

Present value of future payments	3,223

Current portion	787

Other liabilities	$2,436

      75% of the balance of goodwill (including the amount of the discount) will be deductible for income tax purposes.

      All Peace was acquired to expand the Company’s presence in northern Alberta. All Peace was a leading auction company in that market and had strong customer relationships in the industrial and agricultural sectors.

6.   Bank Term Loans:

	September 30,	December 31,
	2002	2001

Term loan, unsecured, of $25 million bearing interest at 7.21% and $10 million bearing interest at 7.10%, due in minimum annual instalments of $5 million ($1.75 million towards principal, $3.25 million towards a sinking fund), with the final payment occurring in 2004	$29,750	$31,500
Term loan, unsecured, of CAD 10 million bearing interest at 7.195%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	6,300	6,278
Term loan, unsecured, of CAD 5 million bearing interest at 6.355%, due in monthly instalments of interest only, with the full amount of the principal due in 2004	3,150	3,139
Term loan, unsecured, of $5 million bearing interest at 7.81%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,500	4,750
Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $250,000, with final payment occurring in 2005	4,500	4,750
Term loan, unsecured, of $5 million bearing interest at 7.91%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2005	4,500	4,750
Term loan, unsecured, of $5 million bearing interest at 7.15%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	4,750	4,750

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2002
(Information as at September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001 is unaudited)

6.   Bank Term Loans — (Continued)

	September 30,	December 31,
	2002	2001

Term loan, unsecured, of $5 million bearing interest at 6.80%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	4,750	4,750
Term loan, unsecured, of $5 million bearing interest at 5.95%, due in minimum annual instalments of $714,300 ($250,000 towards principal, $464,300 towards a sinking fund), with the final payment occurring in 2006	5,000	—
Term loan of AUD 2.7 million, secured by deeds of trust on specific property, with AUD 1.7 million bearing interest at 6.5% and AUD 1 million bearing interest at the Australian prime rate, due in quarterly instalments of AUD 75,000, including interest, with final payment occurring in 2010	1,005	1,062
Term loan of EUR 4.5 million, secured by deeds of trust on specific property, bearing interest at the Amsterdam Interbank Offered Rate plus 7/8%, due in quarterly instalments of EUR 56,723 including interest, with the final payment occurring in 2013	3,698	3,486

	71,903	69,215
Current portion	8,744	7,998

	$63,159	$61,217

Funds committed for debt payment	11,607	7,893

	$51,552	$53,324

7.	Share capital:

(a)	Shares issued

Issued and outstanding, December 31, 2001	16,767,230
For cash, pursuant to stock options exercised	36,202

Issued and outstanding, September 30, 2002	16,803,432

(b)	Options

	Number of	Range of
	Options	Exercise Price

Outstanding, December 31, 2001	376,719	$0.10 - 38.625
Granted	93,200	26.10
Exercised	(36,202)	0.10 - 26.688

Outstanding, September 30, 2002	433,717	$0.10 - 38.625

      The options outstanding at September 30, 2002 expire on dates ranging to February 11, 2012.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2002
(Information as at September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001 is unaudited)

7.   Share capital — (Continued)

(c)	Net income per share

	Nine months ended September 30, 2002

	Income	Shares	Per share
	(numerator)	(denominator)	amount

Basic net income per share	$17,249	16,788,251	$1.03
Effect of dilutive securities
Share options	—	118,505	(0.01)

Diluted net income per share	$17,249	16,906,756	$1.02

      As at September 30, 2002, the Company had 10,000 stock options outstanding with an exercise price of $38.625. These options were not included in the computation of diluted net income per share because the options’ exercise price was greater than the average market price of the Company’s shares for the nine months then ended.

(d)	Stock based compensation plan

      The Company uses the intrinsic value method to account for stock-based employee compensation awards. This method did not result in any compensation expense for the period. Had compensation expense for option grants made under the Company’s stock option plan since December 31, 2001 been recorded in accordance with the fair value method at the applicable grant dates, the Company’s net income would have been reduced as indicated by the pro forma amounts below.

	Nine months ended September 30, 2002

		Per share Amount

	Income	Basic	Diluted

Net Income:
As reported	$17,249	$1.03	$1.02
Pro forma	$16,714	$1.00	$0.99

      The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%; dividend yield of 0%; expected lives of 5 years; and volatility of 27%. The weighted average grant date fair value of options granted in the nine months ended September 30, 2002 was $8.74 per option. The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements — (Continued)

(Tabular dollar amounts expressed in thousands of United States Dollars)
September 30, 2002
(Information as at September 30, 2002 and for the nine-month periods ended September 30, 2002 and 2001 is unaudited)

8.	Other:

          Consolidated statements of comprehensive net income (loss)

	Three months ended		Nine months ended
	September 30,		September 30,

	2002	2001	2002	2001

Net income (loss) in accordance with Canadian and United States GAAP	$1,111	$(955)	$17,249	$8,458
Other comprehensive income adjustments
Foreign currency translation	(2,161)	(621)	2,436	(2,613)

Comprehensive income (loss) in accordance with United States GAAP	$(1,050)	$(1,576)	$19,685	$5,845

ITEM 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.” or the “Company”) for the three and nine months ended September 30, 2002 compared to the three and nine months ended September 30, 2001. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein and those included in the Company’s Annual Report and Report on Form 40-F for the year ended December 31, 2001. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada. For the Company, there are no material measurement differences between generally accepted accounting principles in Canada and in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles and expressed in United States dollars.

      Ritchie Bros. is the world’s largest auctioneer of industrial equipment. At September 30, 2002, the Company operated from over 90 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

      A key indicator of the Company’s financial results is gross auction sales, representing the total proceeds from all items sold at auction by Ritchie Bros. during the period. The statement of income caption “auction revenues” is related to the value of gross auction sales (see discussion below under Results of Operations). Auction revenues are comprised of the following components: auction commissions, net profits on the sale of inventory, incidental interest income, and handling fees on the sale of certain lots.

      Auction commissions are comprised of two main components. The most common type of commission is generated by the Company when it acts as agent for consignors and earns a commission on the gross sales price of the equipment. In certain other cases, the Company guarantees minimum gross proceeds to the consignor and earns a commission based on the actual results of the auction, including a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, the Company’s commission is reduced and, if proceeds are sufficiently lower, the Company can incur a loss on the sale.

      Auction revenues also include the net profit on the sale of inventory in cases where the Company acts as principal and assumes the risk of the sale. In these situations Ritchie Bros. acquires title to the assets before selling them at auction. While the Company holds the equipment the cost is recorded as inventory on the balance sheet. The auction revenue recorded is the net gain or loss on the sale of the inventory item. Net profit on sales as principal represented approximately 7% of auction revenues for the nine months ended September 30, 2002.

      Beginning in 2002, auction revenues include a handling fee, payable by the buyer, equal to 10% of the selling price on all lots sold for $2,500 or less. For auctions conducted in currencies other than US dollars, the threshold amount is 2,500 in the currency of the auction. The impact of this fee on auction revenues and the Company’s auction revenue rate in any future period will depend on the quantity and the value of lots sold during that period. The Company had been expecting the impact of this fee on auction revenues in future periods to be an increase of approximately 0.3% of gross auction sales, depending on the quantity and value of lots sold in such periods. In the nine-month period ended September 30, 2002, the impact of this fee was an increase in auction revenues of approximately 0.4% of gross auction sales.

      Beginning in 2003, the Company intends to implement fees to recover some of the costs involved in running its proxy bidding service and the rbauctionBid-Live Internet bidding service. The Proxy Purchase Fee and the Internet Purchase Fee will affect only buyers using these services. The fees will be calculated as 2% of purchase price to a maximum of $500 per lot. For auctions conducted in currencies other than US dollars, the maximum fee payable per lot will be 500 in the currency of the auction. The company currently anticipates that these fees will be applicable to approximately 5% of gross auctions sales in 2003. Management intends to include the proceeds of these fees in auction revenues.

      The Company’s gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company’s gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company’s established markets where the number, size and frequency of the Company’s auctions are more consistent. Finally, economies of scale are achieved as the Company’s operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company’s auctions increases.

      The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company’s business, financial condition or results of operations to date. However, the extent of any future impact on the Company’s business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

      Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company’s operations.

      During the first quarter of 2002, the Company launched rbauctionBid-Live. This service enhances Ritchie Bros.’ live auctions by allowing qualified bidders to participate over the Internet in auctions they would otherwise have been unable to attend. The Company also opened a new permanent auction site in Phoenix, Arizona, replacing an existing auction facility.

      During the second quarter of 2002, the Company opened a new permanent auction facility in Edmonton, Alberta replacing an existing auction facility. The new 125-acre facility has two auction ramps with combined seating for 1,800 bidders, allowing for two simultaneous auctions of rolling stock. Also during the second quarter, C. Russell Cmolik announced his plan to retire effective August 31, 2002; and on July 1, 2002, Randall J. Wall replaced Mr. Cmolik as President and Chief Operating Officer of the Company.

      On August 1, 2002, the Company acquired the auction business of All Peace Auctions, a Northern Alberta based auctioneer of industrial and agricultural equipment. As part of the acquisition, the Company also acquired the assets used in the business including a 30-acre permanent auction site in Grande Prairie, Alberta.

Results of Operations

Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

Auction Revenues

      Auction revenues of $89.2 million for the nine months ended September 30, 2002 increased by $11.9 million, or 15.3%, from the comparable period in 2001, due to increased gross auction sales and a higher auction revenue rate. Gross auction sales of $915.3 million for the nine months ended September 30, 2002 increased by $72.3 million or 8.6% from the comparable period in the prior year primarily as a result of increased gross auction sales in the United States, Europe and the United Arab Emirates.

      Prior to 2002, auction revenues as a percentage of gross auction sales had averaged approximately 8.80%. With the introduction of the handling fee described above, the Company had been expecting its average auction revenue rate to increase to approximately 9.10%. In the first nine months of 2002 the auction revenue rate of 9.74% was higher than this expected average rate due primarily to above average performance of straight commission business during the period, and higher than the 9.17% rate experienced in the comparable period of 2001. Management does not believe that the above average rate experienced during the period is indicative of a trend.

Direct Expenses

      Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $13.1 million for the nine months ended September 30, 2002 increased by $0.9 million compared to the nine months ended September 30, 2001 due to increased auction activity by the Company in 2002. As a percentage of gross auction sales, direct expenses were 1.43% for the nine months ending September 30, 2002, lower than the 1.45% experienced in the first nine months of 2001. Direct expenses as a percentage of gross auction sales are expected to fluctuate based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales will be approximately 1.45% over the course of a full year.

Depreciation

      Depreciation is calculated on capital assets employed in the Company’s business, including building and site improvements, automobiles, yard equipment, and computers. In the nine-month period ended September 30, 2002, depreciation expense was $6.5 million, compared to $6.6 million (including $1.2 million for amortization of goodwill) in the comparable 2001 period. Management anticipates that depreciation expense will continue to increase as existing auction sites are improved and additional permanent auction sites are acquired or developed and put into service. Effective January 1, 2002, the amortization of goodwill ceased (see “Recent Accounting Pronouncements” below).

General and Administrative Expense

      General and administrative expense (“G&A”) includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the nine months ended September 30, 2002, the Company incurred G&A of $46.3 million, compared to $42.8 million for the comparable nine-month period in 2001. This increase in expenditures is attributable primarily to new infrastructure supporting the growth initiatives of the Company, and costs associated with the operation of new permanent auction sites. In addition, bonus accruals in the first nine months of 2002 were higher than in the comparable 2001 period. Future levels of G&A will be affected by infrastructure and workforce expansion necessary to support the Company’s growth plans and other factors.

Income from Operations

      Income from operations was $23.2 million in the nine months ended September 30, 2002 compared to $15.7 million ($16.9 million after excluding amortization of goodwill) in 2001. The increase is primarily the result of increased auction revenues in the first nine months of 2002 partially offset by increased expenses.

Interest Expense

      Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the nine months ended September 30, 2002 was $2.8 million compared to $3.1 million in the comparable period in the prior year. During the period, the Company capitalized $1.3 million (2001 — $1.3 million) of interest related to properties under development during the period. Management anticipates that interest expense may increase as permanent auction sites are put in use and capitalization of interest ceases. See “Liquidity and Capital Resources.”

Other Income

      Other income arises primarily from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the nine months ended September 30, 2002 was $1.8 million, including a $1.0 million gain on sale of redundant property in Canada, compared to $1.0 million in the comparable 2001 period. The increase in the 2002 period is due primarily to the sale of property, partially offset by the write down of outdated computer equipment.

Income Taxes

      Income taxes of $5.0 million for the nine months ended September 30, 2002 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 22.4% is lower than the 37.7% rate the Company experienced in the comparable 2001 period due primarily to a one-time charge of $2 million for withholding taxes paid on an intercompany dividend in 2001. Excluding this one-time charge, the effective tax rate for the nine months ended September 30, 2001 was 22.9%. Variations in effective tax rates between different periods are largely attributable to changes in the amount of income attributable to the different taxing jurisdictions in which the Company operates and earns its income. The lower effective tax rate for the nine months ended September 30, 2002 is also partially attributable to a lower effective tax rate on capital gain income recorded in the second quarter and to the deduction for tax purposes in the third quarter of bad debt expenses that had been deducted for accounting purposes in prior years.

Results of Operations

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

Auction Revenues

      Auction revenues of $21.0 million for the three months ended September 30, 2002 increased by $4.1 million, or 24.6%, from the comparable period in 2001, due to increased gross auction sales and a higher auction revenue rate. Gross auction sales of $208.1 million for the three months ended September 30, 2002 increased by $27.3 million or 15.1% from the comparable period in the prior year primarily as a result of increased gross auction sales in the United States.

      The Company postponed three auction sales from the third quarter of 2001 until the fourth quarter as a direct result of the events of September 11, 2001 resulting in lower than expected gross auction sales in the third quarter. In the three months ended September 30, 2002 the auction revenue rate of 10.09% was higher than the Company’s expected average rate of 9.10% due primarily to the above average performance of straight commission business during the period, and higher than the 9.32% rate experienced in the comparable period of 2001. Management does not believe that this above average rate is indicative of a trend.

Direct Expenses

      Direct expenses of $3.1 million for the three months ended September 30, 2002 increased by $0.7 million compared to the three months ended September 30, 2001. As a percentage of gross auction sales, direct expenses were 1.49% for the three months ending September 30, 2002, higher than the 1.36% experienced in the comparable three months of 2001. Direct expenses as a percentage of gross auction sales are expected to fluctuate based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales will be approximately 1.45% over the course of a full year.

Depreciation

      In the three-month period ended September 30, 2002, depreciation expense was $2.4 million, compared to $2.4 million (including $0.4 million for amortization of goodwill) in the comparable 2001 period. Management anticipates that depreciation expense will continue to increase as existing auction sites are improved and additional permanent auction sites are acquired and developed. Effective January 1, 2002, the amortization of goodwill ceased (see “Recent Accounting Pronouncements” below).

General and Administrative Expense

      For the three months ended September 30, 2002, the Company incurred G&A of $14.6 million, compared to $13.9 million for the comparable three-month period in 2001. This increase in expenditures is attributable primarily to new infrastructure supporting the growth initiatives of the Company, and costs associated with the operation of new permanent auction sites.

Income from Operations

      Income from operations was $0.9 million in the three months ended September 30, 2002 compared to a loss of $1.8 million ($1.4 million after excluding amortization of goodwill) in 2001. The increase is primarily the result of increased gross auction sales and a higher average percentage of auction revenues earned on gross auction sales.

Interest Expense

      Interest expense for the three months ended September 30, 2002 was $0.9 million, marginally lower than the $1.1 million incurred in the three months ended September 30, 2001.

Other Income

      Other income for the three months ended September 30, 2002 was $0.4 million compared to $0.3 million in the comparable 2001 period.

Income Taxes

      Income taxes recoverable of $0.7 million for the three months ended September 30, 2002 are attributable in part to the deduction for U.S. income tax purposes in the third quarter of bad debt expenses that had been deducted for accounting purposes in prior years.

Impact of Recently Issued Accounting Standards

      The Accounting Standards Board in Canada and the Financial Accounting Standards Board in the United States have issued new standards related to the accounting for goodwill. The new standards indicate that reporting entities with previously recorded goodwill will cease amortizing goodwill commencing January 1, 2002. Instead, the carrying value of goodwill will be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in steps. In the first step, the net book value of each reporting unit is compared with its fair value. Because Ritchie Bros. operates as a single reporting unit, and because that reporting unit is a public company, the Company is able to refer to the stock market for a third party assessment of its fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered to be not impaired and the subsequent step of the impairment test is unnecessary. The Company intends to perform a goodwill impairment test each year as at September 30. This test was conducted as at September 30, 2002 and the Company determined that no impairment had occurred.

      In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870 establishing standards for the recognition, measurement and disclosure of stock-based compensation to employees and non-employees. The Company applies the intrinsic value method of accounting for stock-based compensation, consistent with the principles it applies under United States accounting principles. Section 3870 requires additional disclosures for options granted to employees, including disclosure of pro forma earnings and pro forma earnings per share. This information is provided in note 7(d) to the interim consolidated financial statements.

      The Company has adopted Section 3870 for its fiscal year beginning January 1, 2002. The adoption of this standard has not had a material impact on the Company’s financial condition or results of operations as, to date, stock based compensation has been granted with exercise prices based on the market price at the date of grant.

Liquidity and Capital Resources

      The Company’s cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company’s liquidity is working capital, including cash.

      At September 30, 2002, working capital including cash was $16.9 million, which is within the Company’s current target range for working capital, compared to $22.5 million at December 31, 2001.

      Capital expenditures during the period, including the cost of tangible assets acquired by virtue of the All Peace acquisition, were $25.7 million. Additions to capital assets during the period also include the reclassification of land previously recorded as Capital assets available for resale ($3.3 million) and a foreign exchange adjustment ($2.4 million). In the 2002 period, the Company continued to incur site development costs in the United States and Canada. The Company is continuing with its plan to add additional permanent auction sites in selected locations and is presently in various stages of commitments to acquire land for development in the United States.

      The Company has established credit facilities with financial institutions in the United States, Canada, Europe and Australia. The Company presently has access to credit lines for operations of approximately $96.7 million and to credit lines for funding property acquisitions of approximately $101.0 million. At September 30, 2002, bank debt relating to operations totaled $4.1 million, and bank debt related to property acquisitions and a business acquisition totaled $71.9 million, leaving net credit lines of $92.6 million available for operations and $29.2 million available for property acquisitions. See “— Overview”.

Forward-Looking Statements

      This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company’s business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the anticipated improvement, acquisition and development of permanent auction sites, Internet initiatives and the financing available to the Company. Words such as “expects”, “intends”, “plans”, “believes”, “estimates”, “anticipates” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company’s actual results and could cause such results to differ materially from those expressed in the Company’s forward-looking statements: the Company’s ability to source equipment for its auctions; the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; the quantity and value of goods sold; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; risks of non-compliance with tax laws; potential inadequacy of insurance coverage; risks of international operations; dependence on key personnel; impact of changes in management personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company’s periodic filings with the United States Securities and Exchange Commission including its annual return for 2001 filed on Form 40-F on April 23, 2002. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by securities legislation. Forward-looking statements should be considered in light of these factors.

PART II.  OTHER INFORMATION

ITEM 6.  EXHIBITS

Number	Description

*3.1	Articles of Amalgamation, as amended
*3.2	By-laws
*4.1	Form of common share certificate
4.2	Description of capital shares contained in the Articles of Amalgamation (see Exhibit 3.1)
4.3	Description of rights of securityholders contained in the By-laws (see Exhibit 3.2)
*10.1	1997 Stock Option Plan, as amended
*10.2	Form of Indemnity Agreement for directors and officers
**10.3	Asset Purchase Agreement dated as of February 19, 1999 among Ritchie Bros. Auctioneers (America) Inc., Forke, Inc., and certain other parties
**10.4	Loan Agreement dated as of March 26, 1999 between Ritchie Bros. U.S. Finance Limited Partnership (Delaware), Ritchie Bros. Auctioneers Incorporated and U.S. Bank National Association.

*	Incorporated by reference to the same exhibit number from the Registration Statement on Form F-1 filed on September 26, 1997, as amended (File No. 333-36457).

**	Incorporated by reference to the same exhibit number from the Report of Foreign Issuer on Form 6-K filed on May 14, 1999 (File No. 001-13425).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date November 14, 2002	By /s/ ROBERT S. ARMSTRONG Robert S. Armstrong, Corporate Secretary